Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following is a joint press release by Symantec and VERITAS on January 27, 2005.

News Release

FOR IMMEDIATE RELEASE

Media Contact:	Media Contact:
Genevieve Haldeman	Marlena Fernandez
Symantec	VERITAS Software
408-517-7642	650-527-3778
glhaldeman@symantec.com	Marlena.Fernandez@veritas.com

Investor Contact:	Investor Contact:
Helyn Corcos	Renee Budig
Symantec	VERITAS Software
408-517-8324	650-527-4047
hcorcos@symantec.com	Renee.Budig@veritas.com

SYMANTEC/VERITAS MERGER CLEARS HART-SCOTT-RODINO REVIEW

CUPERTINO and MOUNTAIN VIEW, Calif. — Jan. 27, 2005 — Symantec Corp. (Nasdaq: SYMC) and VERITAS Software Corp. (Nasdaq: VRTS) today announced that the 30-day waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act concerning the proposed merger of Symantec and VERITAS expired on Jan. 26, 2005 at 11:59 p.m. EST. Completion of the transaction, expected during the second calendar quarter, still requires satisfaction of certain conditions, including obtaining shareholder approvals of both companies and completion of regulatory approvals in certain other jurisdictions.

The companies announced on Dec. 16, 2004 a definitive agreement to merge in an all-stock transaction. Under the agreement, VERITAS stock will be converted into Symantec stock at a fixed exchange ratio of 1.1242 shares of Symantec common stock for each outstanding share of VERITAS common stock. Upon closing, Symantec shareholders will own approximately 60 percent and VERITAS shareholders approximately 40 percent of the combined company. The transaction is expected to be tax-free to shareholders of both companies for U.S. federal income tax purposes.

(More)

Symantec/VERITAS Merger Clears Hart-Scott-Rodino Review

About VERITAS Software

VERITAS Software, one of the 10 largest software companies in the world, is a leading provider of software to enable utility computing. In a utility computing model, IT resources are aligned with business needs and business applications are delivered with optimal performance and availability on top of shared computing infrastructure, minimizing hardware and labor costs. With 2003 revenues of $1.75 billion, VERITAS delivers products and services for data protection, storage and server management, high availability and application performance management that are used by 99 percent of the Fortune 500. More information about VERITAS Software can be found at www.VERITAS.com.

About Symantec

Symantec is the global leader in information security providing a broad range of software, appliances and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their IT infrastructure. Symantec’s Norton brand of products is the worldwide leader in consumer security and problem-solving solutions. Headquartered in Cupertino, Calif., Symantec has operations in more than 35 countries. More information is available at http://www.symantec.com.

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NOTE TO EDITORS: If you would like additional information on Symantec Corporation and its products, please view the Symantec Press Center at http://www.symantec.com/PressCenter/ on Symantec’s Web site. All prices noted are in US dollars and are valid only in the United States.

Symantec and the Symantec logo are trademarks or registered trademarks, in the United States and certain other countries, of Symantec Corporation. Additional company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

VERITAS and the VERITAS Logo are trademarks or registered trademarks of VERITAS Software Corporation or its affiliates in the U.S. and other countries. Other names may be trademarks of their respective owners.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.